                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. __)

                            ROCKFORD INDUSTRIES, INC.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   773259 10 6
                                 (CUSIP Number)

                             CAROL V. SCHWARTZ, ESQ.
                            AMERICAN EXPRESS COMPANY
                             WORLD FINANCIAL CENTER
                                200 VESEY STREET
                            NEW YORK, NEW YORK 10285
                                 (212) 640-5714
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:
                               BRUCE N. HAWTHORNE
                                 KING & SPALDING
                              191 PEACHTREE STREET
                             ATLANTA, GEORGIA 30303
                                 (404) 572-4600

                                NOVEMBER 9, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. - 773259 10 6


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  American Express Company
                  13-4922250

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of New York


           NUMBER OF SHARES             7.       SOLE VOTING POWER            2,204,000*

          BENEFICIALLY OWNED            8.       SHARED VOTING POWER               None*

           BY EACH REPORTING            9.       SOLE DISPOSITIVE POWER             None

              PERSON WITH               10.      SHARED DISPOSITIVE POWER           None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,204,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                          |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.6%

14.      TYPE OF REPORTING PERSON

                  CO
                           *SEE ITEM 5 OF TEXT BELOW

                 STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934



This Schedule 13D relates to the proposed acquisition by American Express Company, a New York corporation ("AXP"), of all the outstanding stock of Rockford Industries, Inc., a California corporation ("Rockford"), pursuant to a Plan and Agreement of Merger (the "Merger Agreement"), dated as of November 9, 1998, among AXP, Rockford and RXP Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of AXP ("Sub"), pursuant to which Sub is to be merged with and into Rockford (the "Merger"), with the result that Rockford will become a wholly-owned subsidiary of AXP and each outstanding share of common stock of Rockford, no par value per share (the "Common Stock"), will be entitled to the right to receive that number of shares of AXP common stock, par value $.60 per share ("AXP Common Stock"), that could be purchased for $11.88 based on the average of the closing price per share of the AXP Common Stock on the New York Stock Exchange, Inc. during the ten consecutive trading days ending on the third full trading day immediately preceding the effective date of the Merger (the "Exchange Ratio"). A copy of the Merger Agreement is listed herein as Exhibit 1 and incorporated herein by reference.

ITEM 1.           SECURITY AND ISSUER

         This statement relates to the Common Stock, no par value per share, of Rockford. The principal executive offices of Rockford are located at 1851 East First Street, Santa Ana, California 92705.


ITEM 2.           IDENTITY AND BACKGROUND

         (a), (b), (c) and (f). This statement is being filed by American Express Company, a New York corporation having its principal executive offices at World Financial Center, 200 Vesey Street, New York, New York 10285. The principal business of American Express Company is providing travel related services, financial advisory services and international banking services throughout the world. The name, resident or business address, present principal occupation for employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of AXP are set forth at Appendix A which is attached hereto and incorporated herein by reference. Except for F. Ross Johnson who is a Canadian citizen, all of the directors and executive officers of AXP are citizens of the United States.

         (d) During the last five years, neither AXP nor, to the best of AXP's knowledge, any of its directors or executive officers listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither AXP nor, to the best of AXP's knowledge, any of its directors or executive officers listed on Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In the event AXP exercises the Irrevocable Option (as defined below) to purchase the Shares (as defined below) under the Shareholders' Option Agreement (as defined below), AXP expects that the funds used to purchase the Shares would be provided from the working capital of AXP.


ITEM 4.           PURPOSE OF TRANSACTION

         On November 9, 1998, AXP, Rockford and Sub entered into the Merger Agreement pursuant to which Sub is to be merged into Rockford and Rockford will become a wholly owned subsidiary of AXP. On the effective date of the Merger, all of the issued and outstanding shares of Common Stock of Rockford (other than shares owned by AXP, if any) shall be converted into the right to receive AXP Common Stock based on the Exchange Ratio. The purpose of the Merger is to enable AXP to acquire the entire equity interest in Rockford as contemplated by the Merger Agreement.

         As an inducement to AXP to enter into the Merger Agreement, each of Gerry J. Ricco, Larry Hartmann and Brian Seigel (the "Identified Shareholders") entered into the Shareholders' Option Agreement (the "Shareholders' Option Agreement"), pursuant to which each of the Identified Shareholders granted to AXP: (i) an irrevocable proxy to vote all of the Common Stock owned of record by such Identified Shareholder (the "Shares") with respect to any matter brought before the shareholders of Rockford, including the Merger; (ii) an irrevocable and continuing option (the "Irrevocable Option") following the occurrence of the First Date for Exercise (as defined below) to purchase all of the Shares owned by him for a per share price equal to $11.88 (subject to adjustment in certain events); and (iii) in the event AXP does not exercise it rights under the irrevocable proxy, the right to direct the voting by the Identified Shareholder of the Shares with respect to any matter brought before the shareholders of Rockford, including the Merger. As used in the Shareholders' Option Agreement, the term "First Date for Exercise" means the earliest to occur of any of the following events: (i) any person shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding Common Stock; (ii) Rockford, without having received AXP's prior written consent, shall (A) have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, or shall have entered into or publicly announced an intention to enter into, an agreement with any person (other than AXP, Sub or any other subsidiary of AXP) to (1) effect a merger, consolidation, combination, reorganization, share exchange, joint venture involving an equity control event (as defined below) or similar transaction involving Rockford or any subsidiary of Rockford, (2) directly or indirectly sell, lease or otherwise transfer or dispose of, or agree to sell, lease or otherwise transfer or dispose of, assets of Rockford or its subsidiaries representing 10% or more of the consolidated assets of Rockford and its subsidiaries or (3) directly or indirectly issue, sell or otherwise transfer or dispose of or agree to issue, sell or otherwise transfer or dispose of (including, without limitation, by way of merger, consolidation, reorganization, share exchange, dividend, distribution or any similar transaction) securities representing 10% or more of the voting power of Rockford (any of the foregoing an "Acquisition Transaction"), or (B) directly or indirectly have otherwise taken any action including, without limitation, responding to, or entering into discussions or negotiations, in respect of an Acquisition Transaction or an Acquisition Proposal (as defined in the Merger Agreement) made by any party other than AXP; (iii) any person or group (as such term is defined under the Exchange Act) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the then outstanding Common Stock (other than any person or group that, at the date of the Shareholders' Option Agreement, beneficially owns or has the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock) (an "equity control event"); or
         (iv) any person other than AXP shall have made an Acquisition Proposal to Rockford or its shareholders and such proposal shall have been publicly announced (the events described in the preceding clauses (i), (ii), (iii) and (iv) are collectively and individually referred to as an "Acquisition Event"). The Shareholders' Option Agreement terminates on the earlier of: (i) the termination of the Merger Agreement in accordance with its terms; or (ii) the delivery by AXP to the Identified Shareholders of written notice to terminate the Shareholders' Option Agreement. If during the term of the Shareholders' Option Agreement an Acquisition Event occurs, or if the Merger Agreement is terminated by Rockford in accordance with Section 7.1(b)(v) of the Merger Agreement (the date of the earlier of the occurrence or termination being the "Trigger Event"), the Shareholders' Option Agreement and the option granted to AXP thereunder will remain in full force and effect and the termination date of the Shareholders' Option Agreement will automatically extend to the date which occurs 12 months from the Trigger Date.

         The Merger Agreement provides for restrictions on Rockford's (and its subsidiaries', officers', directors', employees', representatives' and agents') ability, among other things, to solicit, initiate, encourage, participate in or encourage discussions or negotiations relating to an Acquisition Proposal. For purposes of the Merger Agreement, an Acquisition Proposal is defined as any bona fide proposal with respect to a merger, consolidation, share exchange, joint venture, business combination, reorganization or similar transaction involving Rockford or any Rockford subsidiary, or any purchase of all or any significant portion of the assets of Rockford or any Rockford subsidiary. The Merger Agreement also provides for the payment to AXP of (i) a fee in the event the Board of Directors of Rockford takes certain actions and the Merger is not consummated ("Termination Events") and (ii) an additional fee in the event Rockford consummates an alternate transaction that is the subject of an Acquisition Proposal by a party other than AXP within one year of a Termination Event. The Merger Agreement provides for the exercise by the Identified Shareholders prior to consummation of the Merger of all outstanding options (the "Shareholder Options") to acquire Common Stock of Rockford held by the Identified Shareholders. Based on representations made by Rockford in the Disclosure Letter to the Merger Agreement, the Shareholder Options relate to, in the aggregate, 120,000 shares of Common Stock of Rockford. Pursuant to the terms of the Shareholders' Option Agreement, all shares of Rockford Common Stock received by the Identified Shareholders upon any exercise of the Shareholder Options will become subject to the terms of the Shareholders' Option Agreement.

         A copy of each of the Shareholders' Option Agreement and the Merger Agreement is filed as an exhibit hereto and the discussion of each of these agreements is qualified in its entirety by the complete text of such exhibits.

         As an inducement to AXP to enter into the Merger Agreement, Anchor National Life Insurance Company, an Arizona corporation ("Anchor"), and Rockford entered into a Voting and Conversion Agreement, dated November 9, 1998 (the "Voting Agreement"), pursuant to which Anchor, the record owner of 70,000 shares of Series A Preferred Stock of Rockford (the "Preferred Stock"), agrees to: (i) vote all of the Preferred Stock in favor of approval of the Merger; and (ii) convert all of the Preferred Stock into Common Stock immediately prior to the closing of the Merger. The Voting Agreement terminates on the earliest to occur of: (i) the date on which the Merger Agreement is terminated in accordance with its terms; (ii) the date following the meeting of the holders of the Common Stock to approve the Merger, in the event the holders of the Common Stock do not approve the Merger; and (iii) September 30, 1999. A copy of the Voting Agreement is filed as an exhibit hereto and the discussion of the Voting Agreement set forth above is qualified in is entirety by the complete text of such exhibit.

         Following completion of the Merger, AXP will be the sole shareholder of all the issued and outstanding shares of capital stock of Rockford. If the Merger is completed on the terms set forth in the Merger Agreement, it is expected that the current directors of Rockford will resign and AXP will appoint the new Board of Directors of Rockford. After the Merger, AXP expects to cause Rockford's Common Stock to cease to be listed on the NASDAQ National Market System and will seek to terminate the registration of the Common Stock under Section 12(g)(4) of the Exchange Act.

         Other than as described above, AXP has no plans or proposals which relate to, or may result in, the matters listed on Items 4(a)-(j) of
         Schedule 13D (although it reserves the right to develop such).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) AXP may be deemed to be the beneficial owner of the Shares of Common Stock which it has the right to vote pursuant to the irrevocable proxy or with respect to which it has the right to direct the vote of the Identified Shareholders pursuant to the Shareholders' Option Agreement. Based on the number of shares outstanding as of November 9, 1998 (as represented by Rockford in the Merger Agreement), the aggregate of 2,204,000 shares of Common Stock attributable to AXP pursuant to the Shareholders' Option Agreement would constitute approximately 53.6% of the issued and outstanding shares of Common Stock of Rockford. AXP disclaims beneficial ownership of all of the Shares of Common Stock which are the subject of the Shareholders' Option Agreement.

                  According to Rockford's Form 10-K for the fiscal year ended December 31, 1997 and Rockford's 1998 Proxy Statement, the Preferred Stock, which AXP has the right to require Anchor to vote in favor of the Merger and convert pursuant to the Voting Agreement, is convertible into 275,373 shares of Common Stock. AXP disclaims beneficial ownership of all the Common Stock into which the Preferred Stock may be converted.

                  Except as set forth above, neither AXP nor, to the best of AXP's knowledge, any director or executive officer of AXP listed on Appendix A hereto beneficially own any Common Stock.

         (b) By virtue of the Shareholders' Option Agreement, AXP has sole power to vote or to direct the voting of 2,204,000 shares of Common Stock with respect to any issue brought before the shareholders of Rockford. Until such time as the option granted to AXP pursuant to the Shareholders' Option Agreement is exercised, AXP does not have the sole or shared power to dispose of any shares of Common Stock.

         (c) Neither AXP nor, to the best of AXP's knowledge, any of its directors or executive officers, has effected a transaction in the Common Stock during the sixty days preceding the date of this Statement.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4 for a description of the Merger Agreement, the Shareholders' Option Agreement and the Voting Agreement, which are incorporated herein by reference. See also the introductory language of this
         Schedule 13D further describing the Merger Agreement. In connection with the Shareholders' Option Agreement, the Identified Shareholders and AXP entered into an Escrow Agreement with U.S. Trust Company, National Association ("US Trust") pursuant to which the Shares of the Identified Shareholders were placed in escrow with US Trust for the term of the Shareholders' Option Agreement. The Shareholders' Option Agreement also prohibits the Identified Shareholders' from selling, transferring, pledging, assigning, conveying or otherwise disposing of the Shares which are subject thereto. In addition, the respective spouses of the Identified Shareholders executed a Spousal Consent consenting to the transactions contemplated by the Shareholders' Option Agreement.

         Except as set forth above, to the best of AXP's knowledge, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or among such persons and any other person with respect to any securities of Rockford, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed herewith:

         Exhibit       Description
         -------       -----------
         1                 Plan and Agreement of Merger among American Express
                           Company, RXP Acquisition Corporation and Rockford
                           Industries, Inc. dated as of November 9, 1998.

         2                 Shareholders' Option Agreement between American
                           Express Company, Gerry J. Ricco, Larry Hartmann and
                           Brian Seigel dated as of November 9, 1998.

         3                 Voting and Conversion Agreement between American
                           Express Company, Anchor National Life Insurance
                           Company and Rockford Industries, Inc. dated November
                           9, 1998.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    American Express Company


                                    By: /s/ STEPHEN P. NORMAN
                                        ----------------------------------------
                                        Stephen P. Norman
                                        Secretary



Date: November 18, 1998

                                   APPENDIX A

         The following individuals are executive officers or directors of AXP. Except for F. Ross Johnson who is a citizen of Canada, each individual is a citizen of the United States.

Reporting                               Title of
  Person                            Reporting Person                             Address
  ------                            ----------------                             -------
Daniel F. Akerson                   Director                                     Chairman and Chief
                                                                                 Executive Officer
                                                                                 Nextel Communications, Inc.
                                                                                 1505 Farm Credit Drive
                                                                                 McLean, Virginia 22102


Steven W. Alesio                    President, Consumer Travel,
                                    Small Business Services and
                                    Government Card, TRS


Anne L. Armstrong                   Director                                     Chairman of the Board of Trustees
                                                                                 Center for Strategic
                                                                                   and International Studies
                                                                                 P.O. Box 1358
                                                                                 Kingsville, Texas 78364


Edwin L. Artzt                      Director                                     Chairman of the
                                                                                 Executive Committee
                                                                                 The Procter & Gamble Company
                                                                                 One Procter & Gamble Plaza
                                                                                 Cincinnati, Ohio 45202-3315


William G. Bowen                    Director                                     President
                                                                                 The Andrew W. Mellon Foundation
                                                                                 140 East 62nd Street
                                                                                 New York, New York 10021


Anne M. Busquet                     President,
                                    American Express
                                    Relationship Services, TRS


Kenneth I. Chenault                 President,
                                    Chief Operating Officer and Director


James M. Cracchiolo                 President,
                                    TRS International

Charles W. Duncan, Jr.              Director                                     Chairman
                                                                                 Duncan Interests
                                                                                 600 Travis
                                                                                 Suite 6100
                                                                                 Houston, Texas 77002-3007


Ursula F. Fairbairn                 Executive Vice President


Edward P. Gilligan                  President,
                                    Corporate Services, TRS


Richard K. Goeltz                   Vice Chairman and Chief
                                    Financial Officer


Harvey Golub                        Chairman, Chief Executive
                                    Officer and Director


Beverly Sills Greenough             Director                                     Chairman
                                                                                 Lincoln Center for
                                                                                   the Performing Arts
                                                                                 165 West 65th Street
                                                                                 9th Floor
                                                                                 New York, New York 10023


John D. Hayes                       Executive Vice President


David C. House                      President,
                                    Establishment Services
                                    Worldwide, TRS


David R. Hubers                     President and Chief                          American Express Financial
                                    Executive Officer,                             Corporation
                                    American Express                             IDS Tower 10
                                    Financial Corporation                        Minneapolis, Minnesota 55440

F. Ross Johnson                     Director                                     Chairman and Chief
                                                                                 Executive Officer
                                                                                 RJM Group
                                                                                 200 Galleria Parkway, N.W.
                                                                                 Suite 970
                                                                                 Atlanta, Georgia 30339


Vernon E. Jordan, Jr.               Director                                     Senior Partner
                                                                                 Akin, Gump, Strauss,
                                                                                 Hauer & Field, L.L.P.
                                                                                 1333 New Hampshire Avenue, N.W.
                                                                                 Suite 400
                                                                                 Washington, D.C. 20036


Alfred F. Kelly, Jr.                President, Consumer Card
                                    Services Group, TRS


Jan Leschly                         Director                                     Chief Executive
                                                                                 SmithKline Beecham
                                                                                 1 Franklin Plaza
                                                                                 P.O. Box 7929
                                                                                 Philadelphia, Pennsylvania 19101


Drew Lewis                          Director                                     737 Camp Wawa Road
                                                                                 Schwenksville, Pennsylvania 19473


Jonathan S. Linen                   Vice Chairman


Allan Z. Loren                      Executive Vice President and
                                    Chief Information Officer


Richard A. McGinn                   Director                                     Chairman and CEO
                                                                                 Lucent Technologies
                                                                                 600 Mountain Avenue
                                                                                 Murray Hill, New Jersey 07974


Louise M. Parent                    Executive Vice President and
                                    General Counsel

Frank P. Popoff                     Director                                     Chairman of the Board
                                                                                 The Dow Chemical Company
                                                                                 2030 Dow Center
                                                                                 Midland, Michigan 48674


Thomas Schick                       Executive Vice President


John A. Ward, III                   Chairman and                                 American Express Bank, Ltd.
                                    Chief Executive Officer,                     World Financial Center
                                    American Express Bank Ltd.                   200 Vesey Street
                                                                                 New York, New York 10285

                                  EXHIBIT INDEX



EXHIBIT                            DESCRIPTION
   1              Plan and Agreement of Merger among American Express Company,
                  RXP Acquisition Corporation and Rockford, Inc. dated as of
                  November 9, 1998.

   2              Shareholders' Option Agreement between American Express
                  Company, Gerry J. Ricco, Larry Hartmann and Brian Seigel dated as of November 9, 1998.

   3              Voting and Conversion Agreement between American Express
                  Company, Anchor National Life Insurance Company and Rockford
                  Industries, Inc. dated November 9, 1998.